SLM CORPORATION
12061 Bluemont Way
Reston, Virginia 20190
Tel: 703-984-5677, Fax: 703-984-6587

MARK L. HELEEN
Executive Vice President & General Counsel
August 17, 2010
Michael Clampitt, Esq.
Senior Counsel, Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	SLM Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
File No. 1-13251
     Dear Mr. Clampitt:
          SLM Corporation (the “Company”) is pleased to respond to your letter dated August 5, 2010 regarding the Company’s Form 10-K for the Fiscal Year ended December 31, 2009 and Form 10-Q for the Fiscal Quarter ended March 31, 2010. For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and headings used in your letter. Set forth below are your comments and our responses.
Comment 1:
Form 10-K for the Year Ended December 31, 2009
Executive Compensation, page 120
Compensation Discussion and Analysis, page 30 of the proxy statement filed on Schedule 14A
2009 Compensation Decisions, page 31
1.	In future filings, please revise to clarify the amount of discretion the board has in determining the amount of bonuses for your named executive officers, including performance-based options and stock awards. It is not clear to what extent specific targets are used in making these determinations. For example, you refer to “core earnings” net income targets, as well as “performance measures” which are not “used to determine individual bonuses, but instead to establish the context in which individual bonuses would be determined based primarily on individual performance.” To the extent that specific targets for are

Securities and Exchange Commission
August 17, 2010

used as bases for awarding cash bonuses or other performance-based awards, such targets must be disclosed. If you make use of such historical performance targets but believe that their disclosure is not required because it would result in competitive harm so that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.
Response:
In future filings, the Company will clarify the amount of discretion the board has in determining the amount of bonuses for named executive officers, including performance-based options and stock awards. The Company desires to confirm, as a supplemental matter, that for 2009, performance targets were not used but rather the achievements described in the discussion of each executive’s performance and compensation constituted the key considerations.
Comment 2:
Decisions Made, page 32
2.	Further, to the extent possible, please revise in future filings to clarify the repeatedly used phrase that the committee “expressed its confidence in Mr. X’s performance,” and clarify the basis or bases on which the individual bonus award was made.
Response:
In future filings, the Company will clarify the phrase “expressed its confidence in Mr. X’s performance”, if the Company uses that phrase. In addition, the Company will clarify the basis or bases on which the individual bonus award was made. As a supplemental matter, and as described in the Company’s response to Comment 1, the key considerations of each executive’s performance for 2009 are described in the Decisions Made section and were the basis for the decisions made regarding such executive’s compensation and equity awards. Specific performance targets were not used.
Comment 3:
Role of the CEO and Management, page 36

Securities and Exchange Commission
August 17, 2010

3.	In future filings, please revise to clarify the extent to which the CEO gives advice or makes suggestions to the compensation committee regarding his own performance or compensation.
Response:
In future filings, the Company will clarify the extent to which the CEO gives advice or makes suggestions to the compensation committee regarding his own performance or compensation.
Comment 4:
Form 10-Q for the Quarter Ended March 31, 2010
Notes to Consolidated Financial Statements
Note 1 — Summary of Significant Accounting Policies
4.	We note your disclosure that upon the adoption of ASC 810, the Company recognized a significant cumulative effect adjustment to retained earnings in the approximate amount of $750M after taxes. Please provide us with, and in future filings disclose, sufficient detailed information to enable an investor to more clearly understand how you arrived at the cumulative effect adjustment. For example, provide a table that shows each individual balance sheet line item that was impacted and quantify the impact. For the student loans that were brought back on the books, separately quantify the impact on FFELP loans vs. private education loans.
Response:
In the Company’s future filings with the Commission, where the Company discloses the impact of adopting ASC 810 in the Significant Accounting Policy footnote, the Company will provide the following table. The Company will not include the last column entitled “Page in 10-Q”. This reference is provided to outline for the Staff where in the first-quarter 2010 10-Q the January 1, 2010 ASC 810 adoption amounts were disclosed.

Securities and Exchange Commission
August 17, 2010

		Page in
in millions	Amount	10-Q
FFELP Stafford Loans (net of allowance of $10)	$5,500	92
FFELP Consolidation Loans (net of allowance of $15)	14,797	92
Private Education Loans (net of allowance of $524)	12,341	92

Total student loans	32,638	7 & 92

Restricted cash and investments	1,041
Other assets	1,370

Total assets	35,049	7

Long-term borrowings	34,403
Other liabilities	6

Total liabilities	34,409	7

Net assets consolidated on balance sheet	640

less: Residual Interest removed from balance sheet	1,828	7
Cummulative effect of accounting change before taxes	(1,188)

Tax effect	434

Cummulative effect of accounting change after taxes	$(754)	4 & 7

Comment 5:
Note 14 — Commitments and Contingencies
5.	We note your disclosure on page F-86 of your 2009 Form 10-K regarding two class action lawsuits pending against the Company. Please provide us with an update on these cases through the current date, including any noteworthy or significant events that have occurred since December 31, 2009. Also discuss any prior or current accruals for these cases and how those accruals were determined in accordance with ASC 450. Finally, tell us what factors you considered when determining not to discuss these cases in your 10-Q.
Response:
Related to both the SLM Corporation Litigation and SLM Corporation ERISA Litigation referenced above there have been no significant or noteworthy events that have occurred since December 31, 2009 that would materially change the disclosure contained in the 2009 10-K. As of the date of this letter, the motions to dismiss both of these cases, as described in the 10-K, are still pending. Discovery in the securities litigation has been stayed and no discovery has taken place in the ERISA litigation since the filing of the motion to dismiss. We have interpreted Regulation S-X, Rule 10-01(a)(5) allow a registrant to assume that users of the interim financial information have read or have access to the audited financial statements for the preceding fiscal year. Accordingly, we have concluded that footnote disclosure which would substantially duplicate the disclosure contained in the most recent annual report, which has not changed significantly in amount or composition since the end of the most recently completed fiscal year, is not needed. Management determined that since there was no change to the disclosures related to both of

Securities and Exchange Commission
August 17, 2010

these litigation cases since the most recent 10-K, there was no requirement to update the related disclosure. As a result, the Company provided no update to these cases in the first-quarter 2010 10-Q. There have been no prior or current accruals related to these cases as it has been concluded such exposure is not “probable” at this time. ASC 450 requires accrual when a contingency is “probable” of occurring. In addition, the Company does not believe it is reasonably possible at this time to estimate a range of potential outcomes. Management will continue to assess these cases as part of its quarterly disclosure committee review process and make any additions to future filings if there is a change in the status of these legal proceedings.
Comment 6:
Note 14 — Commitments and Contingencies
6.	We note your disclosure that management does not believe that loss contingencies, if any, arising from pending investigations, litigation, or regulatory matters will have a material adverse effect on the consolidated financial position or liquidity of the Company. Please tell us and in future filings disclose if true, that these matters will not have a material adverse effect on the Company’s results of operations or cashflows.
Response:
At this time, based on the Company’s assessment of these contingencies, we believe these matters will not have a material adverse effect on the Company’s results of operations or cash flows. We will include this disclosure in future filings with the Commission based upon the conclusions management reaches at such time.
In connection with the Company’s response to your letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have additional questions or comments, please feel free to contact me.

Respectfully,

/s/ Mark L. Heleen Mark L. Heleen